SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 25, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on February 25, 2026.

City of Buenos Aires, February 25, 2026

To

CNV/BYMA/A3 Mercados

Re.: Relevant Event

Dear Sirs,

In compliance with the provisions in force, we inform you of the following information regarding the Consolidated Financial Statements as of December 31st, 2025:

Figures expressed in thousand Argentine Pesos (AR $)

(i) Net income for the fiscal year – Profit	290,703,797
Attributable to controlling interest – Profit	289,492,643
Attributable to non-controlling interest – Profit	1,211,154
(ii) Other comprehensive - Profit	12,338,845
(iii) Total income for the fiscal year- Profit	303,042,642
Attributable to company’s shareholders – Profit	301,831,488
Attributable to non-controlling interests - Profit	1,211,154

(iv) Shareholders’ Equity	5,235,242,529
Capital Stock	639,390
Treasury Stock	23
Stock issuance premium	12,429,781
Shareholders’ Equity adjustments	1,649,395,543
Legal Reserve	1,400,492,599
Other Reserves	1,879,297,682
Unappropriated Retained Earnings – Profit	290,438,876
Other comprehensive Loss	-477,740
Attributable to non-controlling interest	3,026,375

Proposals in respect to Distribution of Cash and/or In-kind Dividends: The Board resolved to submit to the Shareholders' Meeting for evaluation the following (i) separation of a portion of the Optional Reserve Fund for Future Distribution of Profits, in order to allow the application of AR$ 300,000,000,000 to the payment of a cash dividend or a dividend in kind, in this case valued at market price, or in any combination of both alternatives, subject to prior authorization of the Central Bank of the Republic of Argentina; and (ii) delegation to the Board of Directors of the powers to release the Reserve and establish the date, currency and other applicable payment terms and conditions in accordance with the delegation provided for by the Shareholders’ Meeting. The dividend is calculated on figures expressed in constant currency as of December 31st 2025.

Capitalization of Profits, Capital Monetary Adjustments and Other Items: No proposal submitted.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 25, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer